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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No. 5)*

                                MGM GRAND, INC.
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                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   552953101
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                                (CUSIP Number)

                           Anthony L. Mandekic, Esq.
                             TRACINDA CORPORATION
                                4835 Koval Lane
                    Las Vegas, Nevada 89109 (702) 737-8060
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 20, 1995
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                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilties of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       (Continued on following page(s))

                              Page 1 of ____Pages

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     This Amendment No. 5 amends and supplements the Statement on Schedule 13D
(as previously amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Shares"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian ("Tracinda"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

     1. Item 4, "Purpose of the Transaction," Item 5, "Interest in Securities of the Issuer" and Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D are hereby amended to add the following information:

     On November 20, 1995, Tracinda decided to donate (the "Donation") Two Million Shares (the "Donation Shares") to the Lincy Foundation, a California non-profit public benefit corporation (the "Lincy Foundation"). The Lincy Foundation is a charitable foundation formed in 1989 by Tracinda and is funded by Tracinda. Pursuant to the terms of the Donation, Tracinda will deliver to the Lincy Foundation 25% of the Donation Shares on November 20, 1997, 25% on November 20, 1998 and 50% on November 20, 1999 (each such date herein called a "Donation Date"). The Donation is subject to the satisfaction of certain conditions, including any required consent of any lender that is a party to a credit agreement with Tracinda. Currently, the consent of the lender under the Credit Agreement would be required because the

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Donation shares constitute a portion of the collateral pledged pursuant to the
Credit Agreement. The Lincy Foundation will not assume any of Tracinda's obligations under the Credit Agreement. Until each Donation Date, Tracinda will retain sole voting power and sole dispositive power in respect of the Donation Shares required to be delivered on such Donation Date. If, prior to a Donation Date, Tracinda has disposed of all or a portion of the Donation Shares that are required to be delivered on such Donation Date, then Tracinda shall deliver, in lieu of such Donation Shares, the proceeds received by Tracinda from the disposition thereof (net of income taxes and other expenses incurred or payable by Tracinda in connection therewith). Kirk Kerkorian is a member of the board of directors of the Lincy Foundation. The other members of the board of directors of the Lincy Foundation are James D. Aljian, Walter Sharp, Anthony L. Mandekic and Alex Yemenidjian. Messrs. Aljian, Mandekic and Yemenidjian also comprise all the executive officers of the Lincy Foundation. Each of Messrs. Aljian, Sharp, Mandekic and Yemenidjian also is a director, executive officer or executive of Tracinda or the Company (an affiliate of Tracinda) or both.

     2. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

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                                   SIGNATURE
                                   ---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 20, 1995

                                     TRACINDA CORPORATION,
                                     a Nevada corporation



                                     By s/ Anthony L. Mandekic
                                        --------------------------------
                                        Anthony L. Mandekic
                                        Secretary/Treasurer

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